

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

Steve Harding
President and Chief Executive Officer
American Exploration Corporation
700 6th Avenue SW, Suite 1520
Calgary, Alberta
Canada T2P 0T8

     Re: American Exploration Corporation
            Preliminary Information Statement on Schedule 14C
            Filed August 1, 2013
            File No. 0-52542

Dear Mr. Harding:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Financials, page 9

1.   We note your statement that "[t]he Company has attached the financial statements of Spotlight for the four month period ended April 30, 2013 and fiscal year ended December 31, 2012 to this Information Statement as Exhibit A." However, there does not appear to be an Exhibit A to the Information Statement, nor do the financial statements appear to be included in the filing. Please revise to include the financial statements.

Proposal IV – Amendment to Our Articles of Incorporation to Increase the Authorized Capital of the Corporation, page 13

2.   We note your statement that "[t]he Company has current plans, including those contemplated by the Merger Agreement, and <u>further proposals and arrangements to issue</u>

additional shares that will become authorized share capital of the Company pursuant to the Increase in Authorized Share Capital [emphasis added]." Please clarify what is meant by "further proposals and arrangements to issue additional shares." If these proposals and arrangements have not been disclosed in your filing, please revise the filing to add disclosure concerning them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief